SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(b),
         (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
                               (Amendment No. 1)*

                    Lincoln Educational Services Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    533535100
                                 (CUSIP Number)

                                  May 23, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|   Rule 13d-1(b)

|_|   Rule 13d-1(c)

|X|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 533535100                    13G                          Page 2 of 11

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     STEVEN W. HART
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |x|
                                                                 (b)  |x| (i)
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,290,086 (i), (ii), (iii), (iv)
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,290,086 (i), (ii), (iii), (iv)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,290,086 (ii), (iii), (iv)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |x|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.1% (v)
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(i) Back to School Acquisition, LLC ("Stonington"), which is the largest stockholder of the issuer, and which is controlled by Stonington Partners, Inc. II, a private equity fund, is party to a Stockholders' Agreement, dated as of September 15, 1999, with Five Mile River Capital Partners LLC ("FMRCP") and the issuer (the "FMRCP Stockholders' Agreement"). The Reporting Person may be deemed the beneficial owner of shares of Common Stock held by FMRCP by virtue of his ownership of membership interests in and/or position as President of Hart Capital LLC ("Hart Capital"), the managing member of FMRCP. Pursuant to the FMRCP Stockholders' Agreement, Stonington has the power to direct the voting and, under certain circumstances, through the exercise of drag-along rights, the disposition, of all shares of Common Stock held by FMRCP.

(ii) The Reporting Person directly owns 52,088 shares of Common Stock and options to purchase 11,500 shares of Common Stock. On May 23, 2006, he received 1,781 restricted shares that vest over a three year period. The options are exercisable at $1.5482 per share and expire on June 21, 2009. Stonington is party to a Stockholders' Agreement, dated as of June 22, 2005, with the Reporting Person, the Steven W. Hart 2003 Grantor Retained Annuity Trust (which terminated by its own terms on December 24, 2005) and the issuer (the "Non-FMRCP Stockholders' Agreement"). Pursuant to the Non-FMRCP Stockholders' Agreement,

CUSIP No. 533535100                    13G                          Page 3 of 11

Stonington has the power to direct the voting and, under certain circumstances, through the exercise of drag-along rights, the disposition, of all shares of Common Stock held by the Reporting Person.

(iii) The Reporting Person beneficially owns options to purchase 18,795 shares of Common Stock held in the Steven W. Hart 2005 Grantor Retained Annuity Trust (the "2005 Trust") and options to purchase 20,603 shares of Common Stock held in the Steven W. Hart 2006 Grantor Retained Annuity Trust (the "2006 Trust"), as to both of which trusts the Reporting Person serves as co-trustee. The options are exercisable at $1.5482 per share and expire on June 21, 2009. Upon exercise of any of the options to purchase shares of Common Stock held by the 2005 Trust or the 2006 Trust, the 2005 Trust and/or the 2006 Trust, as the case may be, will be required to enter into a Stockholders' Agreement with the issuer and Stonington pursuant to which Stonington will have the power to direct the voting and, under certain circumstances, through the exercise of drag-along rights, the disposition, of all shares of Common Stock held by the 2005 Trust and the 2006 Trust.

Does not include 10,364 shares of Common Stock held in trusts for the benefit of the Reporting Person's children, as to which Mr. Hart's wife serves as sole trustee, and 2,000 shares held by Mr. Hart's wife, as to which he disclaims beneficial ownership.

(iv) The amount listed also includes 2,187,100 shares of Common Stock held by FMRCP. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by FMRCP.

(v) The percentage is based upon the number of shares of Common Stock outstanding at April 4, 2006 (25,198,971) as reported in the issuer's Definitive
Schedule 14A Proxy Statement dated April 21, 2006. The calculation assumes the exercise of all options to purchase shares of Common Stock beneficially owned by the Reporting Person.

CUSIP No. 533535100                    13G                          Page 4 of 11

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     HART CAPITAL LLC
     EIN: 06-1514456
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |x|
                                                                 (b)  |x| (i)
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,187,100 (i), (ii)
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,187,100 (i), (ii)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,187,100 (ii)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |x|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.7% (iii)
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(i) Back to School Acquisition, LLC ("Stonington"), which is the largest stockholder of the issuer, and which is controlled by Stonington Partners, Inc. II, a private equity fund, is party to a Stockholders' Agreement, dated as of September 15, 1999, with Five Mile River Capital Partners LLC ("FMRCP") and the issuer (the "FMRCP Stockholders' Agreement"). The Reporting Person is the managing member of FMRCP. Pursuant to the FMRCP Stockholders' Agreement, Stonington has the power to direct the voting and, under certain circumstances, through the exercise of drag-along rights, the disposition, of all shares of Common Stock held by FMRCP.

(ii) The amount listed includes shares of Common Stock held directly by FMRCP, of which the Reporting Person may be deemed the beneficial owner by virtue of its position as managing member of FMRCP. These shares are also reported by Mr. Steven W. Hart under shared voting power and shared dispositive power on Page 2 of this Schedule 13G. The Reporting Person disclaims beneficial ownership of these shares of Common Stock.

CUSIP No. 533535100                    13G                          Page 5 of 11

(iii) The percentage is based upon the number of shares of Common Stock outstanding at April 4, 2006 (25,198,971) as reported in the issuer's Definitive
Schedule 14A Proxy Statement dated April 21, 2006.

CUSIP No. 533535100                    13G                          Page 6 of 11

--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     FIVE MILE RIVER CAPITAL PARTNERS LLC
     EIN: 06-1556163
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                 (a)  |x|
                                                                 (b)  |x| (i)
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          2,187,100 (i), (ii)
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            2,187,100 (i), (ii)
--------------------------------------------------------------------------------
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,187,100 (ii)
--------------------------------------------------------------------------------
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          |x|
--------------------------------------------------------------------------------
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     8.7% (iii)
--------------------------------------------------------------------------------
12.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(i) Back to School Acquisition, LLC ("Stonington"), which is the largest stockholder of the issuer, and which is controlled by Stonington Partners, Inc. II, a private equity fund, is party to a Stockholders' Agreement, dated as of September 15, 1999, with Five Mile River Capital Partners LLC ("FMRCP") and the issuer (the "FMRCP Stockholders' Agreement"). Pursuant to the FMRCP Stockholders' Agreement, Stonington has the power to direct the voting and, under certain circumstances, through the exercise of drag-along rights, the disposition, of all shares of Common Stock held by the Reporting Person.

(ii) These shares are also reported by Mr. Steven W. Hart under shared voting power and shared dispositive power on Page 2 of this Schedule 13G and by Hart Capital LLC under shared voting power and shared dispositive power on Page 4 of this Schedule 13G.

(iii) The percentage is based upon the number of shares of Common Stock outstanding at April 4, 2006 (25,198,971) as reported in the issuer's Definitive
Schedule 14A Proxy Statement dated April 21, 2006.

CUSIP No. 533535100                    13G                          Page 7 of 11

Item 1(a).  Name of Issuer:

            Lincoln Educational Services Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

            200 Executive Drive, Suite 340, West Orange, New Jersey  07052

Item 2(a).  Name of Person Filing:

            Steven W. Hart

Item 2(b).  Address of Principal Business Offices or, if none, Residence:

            131 Rowayton Avenue
            Rowayton, CT  06583

Item 2(c).  Citizenship:

            United States of America

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            533535100

Item 3.     If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or
            (c), Check Whether the Person is Filing is a:

            (a)   |_|   Broker or dealer registered under Section 15 of the
                        Exchange Act.

            (b)   |_|   Bank as defined in Section 3(a) (6) of the Exchange Act.

            (c)   |_|   Insurance company as defined in Section 3(a) (19) of the
                        Exchange Act.

            (d)   |_|   Investment company registered under Section 8 of the
                        Investment Company Act.

            (e)   |_|   An investment adviser in accordance with Rule 13d-1(b)
                        (1) (ii) (E).

            (f)   |_|   An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b) (1) (ii) (F).

            (g)   |_|   A parent holding company or control person in accordance
                        with Rule 13d-1(b) (1) (ii) (G).

            (h)   |_|   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act.

CUSIP No. 533535100                    13G                          Page 8 of 11

            (i)   |_|   A church plan that is excluded from the definition of an
                        investment company under Section 3(c) (14) of the Investment Company Act.

            (j)   |_|   Group, in accordance with Rule 13d-1(b)(1) (ii) (J).

            If this statement is filed pursuant to Rule 13d-1(c), check this box
            |_|.

Item 4.     Ownership.

            (a)   Amount Beneficially Owned: 2,290,086

            (b)   Percent of Class: 9.1%

            (c)   Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote:

                  (ii)  Shared power to vote or to direct the vote: 2,290,086

                  (iii) Sole power to dispose or to direct the disposition of:

                  (iv)  Shared power to dispose or to direct the disposition of:
                        2,290,086

Item 5.     Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6.     Ownership of More than Five Percent of Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

            Not applicable.

CUSIP No. 533535100                    13G                          Page 9 of 11

Item 8.     Identification and Classification of Members of the Group

            See Exhibit 1 attached hereto.

Item 9.     Notice of Dissolution of Group

            Not applicable.

Item 10.    Certification

            Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2006
                                       FIVE MILE RIVER CAPITAL PARTNERS LLC
                                       By: Hart Capital LLC, managing member


                                       By:    /s/ Steven W. Hart
                                          --------------------------------------
                                           Steven W. Hart
                                           President


                                       HART CAPITAL LLC


                                       By:    /s/ Steven W. Hart
                                          --------------------------------------
                                           Steven W. Hart
                                           President


                                         /s/ Steven W. Hart
                                       -----------------------------------------
                                       Steven W. Hart, individually

CUSIP No. 533535100                    13G                         Page 10 of 11

                                    Exhibit 1

--------------------------------------------------------------------------------
Name                                            Number of Shares of Common Stock
                                                       Beneficially Owned
--------------------------------------------------------------------------------
Five Mile River Capital Partners LLC
131 Rowayton Avenue                                        2,187,100
Rowayton, CT  06583
--------------------------------------------------------------------------------
Hart Capital LLC
131 Rowayton Avenue                                        2,187,100
Rowayton, CT  06583
--------------------------------------------------------------------------------
Steven W. Hart
c/o Hart Capital LLC                                       2,290,086
131 Rowayton Avenue
Rowayton, CT  06583
--------------------------------------------------------------------------------

CUSIP No. 533535100                    13G                         Page 11 of 11

                                    Exhibit 2

                             JOINT FILING AGREEMENT

Steven W. Hart, Hart Capital LLC, a Delaware limited liability company, and Five Mile River Capital Partners LLC, a Delaware limited liability company, each hereby agree, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, that the Schedule 13G filed herewith, and any amendments thereto, relating to the shares of Common Stock of Lincoln Educational Services Corporation is, and will be, jointly filed on behalf of each such person and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby executes this Agreement as of the date set forth below.

February 14, 2006

                                       FIVE MILE RIVER CAPITAL PARTNERS LLC
                                       By: Hart Capital LLC, managing member


                                       By:    /s/ Steven W. Hart
                                          --------------------------------------
                                           Steven W. Hart
                                           President


                                       HART CAPITAL LLC


                                       By:    /s/ Steven W. Hart
                                          --------------------------------------
                                           Steven W. Hart
                                           President


                                         /s/ Steven W. Hart
                                       -----------------------------------------
                                       Steven W. Hart, individually